

September 24, 2012

VIA FACSIMILE AND U.S. MAIL

Ms. Susan S. Rhee, Esq.
JNL Strategic Income Fund LLC
225 West Wacker Drive, Suite 1200
Chicago, Illinois 60606

      Re: JNL Strategic Income Fund LLC
                Pre-effective Amendment No. 1 on Form N-1A
                File Nos. 333-183061 and 811-22730

Dear Ms. Rhee:

The staff has reviewed the pre-effective amendment referred to above, which the Commission received on August 7, 2012. The registration statement received a full review. Based on our review, we have the following comments (page numbers refer to the marked courtesy copy).

1.   General

      a.   Although the JNL Strategic Fund (Fund) may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please supplementally confirm that the Fund will post its proxy materials on the Internet as required by the rule. See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911; Rel. 34-56135; File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/2007/34-55146.pdf.

      b.   Please be advised that within 15 days of the effectiveness of the annual updates to the registration statement, you must file an exhibit to the registration statement that provides an electronically tagged Risk/Return summary for the prospectus. Please note that if the filing is not made within the 15 day period, the Registrant may not rely on Rule 485(b) under the 1940 Act until the exhibit is filed. *See* IC-28617 (July 15, 2009).

      c.   If the registrant intends to distribute any summary prospectus, please include the legend required by Rule 498(b)(1)(v) at the beginning of each summary prospectus. See 17 C.F.R. sec. 230 498(b)(1)(v).

2.   Cover Page

Please describe who the fund is offered to as opposed to only stating who the fund is not available to.

3.   Expenses

a.   Because shareholder fees listed are not applicable for insurance product funds, please use the term "N/A" rather than "None."

b.   Footnote 1, which explains information related to fee waivers and/or expense reimbursements as well as Distribution and/or Service (12b-1) Fees, indicates that while the Fund has adopted a 12b-1 Plan, it is not currently deducting a 12b-1 fee. As such, it appears that there are no fees to be waived and/or reimbursed. If that is the case, please remove the line item ("fee waivers and/or expense reimbursements ') from the fee table. The footnote should also be removed because the disclosure related to the 12b-1 Plan is not required or permitted by Item 3 of Form N-1A.

c.   Also, please remove the 20 basis points from the 12b-1 line item and make any corresponding changes to the Expense Example.

4.   Expense Example

Please modify the preamble to indicate that the example does not reflect deductions at the variable contract level, and that expenses would be higher if it did.

5.   Principal Risks

a.   A principal risk of investing in the Fund is "loans risk", but it does not appear that investing in loans is a principal investment strategy of the Fund. Please resolve the apparent inconsistency.

b.   As the fund invests in derivatives as a principal investment strategy, please review the principal investment strategies and principal risk disclosure to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. *See* Barry Miler Letter to the ICI dated July 30, 2010.

6.   Purchase and Sale of Fund Shares

Please disclose who the Fund will be offered to for purchase.

7.   Financial Intermediary Compensation.

The information required by Item 8 of Form N-1A appears to have been omitted.

8.   Additional Information About the Fund

        The principal investment strategies in Item 4 should be a summary of the disclosure listed in Item 9. Currently, the principal investment strategies under Item 4 and Item 9 are identical.

9.   Advisory Fee

        Please move the discussion of the Manager of Managers exemptive relief to the "Investment Adviser" heading. Please also revise the reference to a shareholder vote that took place in 2003.

10.   Rule 12b-1 Plan

        Please include the following language required under N-1A Item 12(b)(2), "[b]ecause these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges."

11.   Market Timing Policy

        a.   Please indicate whether or not the Fund discourages frequent purchases and redemptions of Fund shares by Fund shareholders. Item 11(e)(4) to Form N-1A.

        b.   If applicable, please disclose the risk that the varying policies among insurance companies may result in some contract owners market timing while others bear the ill effects of market timing.

12.   General (SAI)

        Please review the SAI and remove any references to portfolios not offered by this registrant (*e.g.,* footnote 1 under the heading Tax Status).

13.   Investment Adviser, Sub-Adviser and Other Service Providers (SAI)

        With respect to PPM America, Inc.lPlease describe with specificity the criteria on which the annual bonus is based as per Item 20(b) of Form N-1A.

14.   Proxy Voting for Securities held by the Fund (SAI)

        a.   If the proxy voting policies of the sub-advisers discusses specific policies (such as how it would vote with regard to corporate governance, social responsibility, management compensation or capital structure), please specifically describe these policies. (See 33-8188). In the alternative, the registrant can include the full proxy voting policies and procedures of the manager.

b.   Please specify that information regarding how the Fund voted proxies related to portfolio securities is available by calling a toll-free (or collect) telephone number or through the Fund's website at a specified Internet address. Item 17(f) to Form N-1A.

15.   Miscellaneous

Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

16.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Please respond to these comments in a pre-effective amendment to the registration statement and in a letter to me filed over the EDGAR system. If you are of the opinion that no change in the registration statement is necessary in response to any comment, please indicate that in the letter and state the basis for your opinion.

Although the staff has completed the initial review of the registration statement, please be advised that the registration statement will be reviewed further by the staff. Accordingly, the staff reserves the right to comment further on the registration statement and any amendments to it. After resolution of all disclosure issues, a written request from the registrant and its principal underwriters must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions or comments, please feel free to call me at (202) 551-6765. Additionally, copies of documents or letters filed on EDGAR may be e-mailed to me at cowanm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

Mark Cowan
Senior Counsel
Office of Insurance Products